SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. __)*

                             Tower Automotive, Inc.
                             ----------------------
                                (Name of Issuer)

                  6.75% Convertible Trust Preferred Securities
                  --------------------------------------------
                         (Title of Class of Securities)

                                    891706301
                                 --------------
                                 (CUSIP Number)

                                  June 2, 2005
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 891706301                                                Page 2 of 6
_____________________________________________________________________________
     NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
1
     Michael A. Roth and Brian J. Stark, as joint filers pursuant to
     Rule 13d-1(k)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                     (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              0
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER
                    271,500 shares of 6.75% Convertible
OWNED BY            Trust Preferred Securities (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           0
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER
                    271,500 shares of 6.75% Convertible
WITH                Trust Preferred Securities (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     271,500 shares of 6.75% Convertible Trust Preferred Securities (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [ ]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.2% (See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13G

CUSIP NO. 891706301                                                Page 3 of 6

Item 1(a).     Name of Issuer:

               Tower Automotive, Inc. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               27175 Haggerty Road
               Novi, Michigan 48377

Items 2(a),
(b) and (c).   Name of Persons Filing, Address of Principal Business Office and
               Citizenship:

               This Schedule 13G is being filed on behalf of Michael A. Roth and Brian J. Stark, as joint filers (collectively, the "Reporting Persons").

               The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this
               Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

               The principal business office of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235. The Reporting Persons are citizens of the United States of America.

Item 2(d).     Title of Class of Securities:

               6.75% Convertible Trust Preferred Securities of the Issuer (the "Preferred Securities")

Item 2(e).     CUSIP Number:

               891706301

Item 3.        Not applicable

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    271,500 shares of Preferred Securities*

               (b)  Percent of class:

                    Based on 5,175,000 shares of Preferred Securities of the Issuer outstanding as of June 2, 2005, the Reporting Persons hold approximately 5.2%* of the issued and outstanding Preferred Securities of the Issuer.

                                  SCHEDULE 13G

CUSIP NO. 891706301                                                Page 4 of 6

               (c)  Number of shares to which such person has:

                    (i)   Sole power to vote or direct the vote: 0

                    (ii) Shared power to vote or direct the vote: 271,500 shares of Preferred Securities*

                    (iii) Sole power to dispose or to direct the disposition of:
                          0

                    (iv) Shared power to dispose of or direct the disposition of: 271,500 shares of Preferred Securities*

               *The Reporting Persons beneficially own an aggregate of 271,500 shares of Preferred Securities. The foregoing amount of Preferred Securities and percentage ownership represent the combined indirect holdings of Michael A. Roth and Brian J. Stark.

               All of the foregoing represents an aggregate of 271,500 shares of Preferred Securities held by Shepherd Investments International, Ltd. ("Shepherd") and Stark International. The Reporting Persons direct the management of Stark Offshore Management, LLC ("Stark Offshore"), which acts as the investment manager and has sole power to direct the management of Shepherd, and Stark Onshore Management, LLC ("Stark Onshore"), which acts as managing general partner and has sole power to direct the management of Stark International. As the Managing Members of Stark Offshore and Stark Onshore, the Reporting Persons possess voting and dispositive power over all of the foregoing shares. Therefore, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to be the beneficial owners of, but hereby disclaim such beneficial ownership of, the foregoing shares.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

               Not applicable

Item 8.        Identification and Classification of Members of the Group.

               Not applicable

Item 9.        Notice of Dissolution of a Group.

                                  SCHEDULE 13G

CUSIP NO. 891706301                                                Page 5 of 6

               Not applicable

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP NO. 891706301                                                Page 6 of 6

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 2005


                                        /s/ Michael A. Roth
                                        -----------------------
                                        Michael A. Roth

                                        /s/ Brian J. Stark
                                        -----------------------
                                        Brian J. Stark

                                  SCHEDULE 13G

CUSIP NO. 891706301

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 271,500 shares of 6.75% Convertible Trust Preferred Securities of Tower Automotive, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on June 9, 2005.


                                        /s/ Michael A. Roth
                                        -----------------------
                                        Michael A. Roth


                                        /s/ Brian J. Stark
                                        -----------------------
                                        Brian J. Stark